Exhibit 99.1

–ADS Holders Need to Contact Their Custody Agent (Broker) To Indicate Acceptance of Ordinary Shares–

–Indications Needed Before May 7, 2018–

–Cancellation Fee Reduced by 50%–

HONG KONG, April 04, 2018 (GLOBE NEWSWIRE) – Agria Corporation (“Agria” or “the Company”), today reiterated the need for its shareholders to take certain actions regarding the cancellation of the Company’s American Depositary Receipt program.

As background, any holder of the security that formerly traded on the New York Stock Exchange under the symbol “GRO” is an owner of an American Depositary Share (ADS) issued by Bank of New York Mellon (“BNYM”). Each ADS is contractually entitled to two ordinary shares of Agria Corporation held on deposit by BNYM.

Since the ADS are now delisted and no longer trade publicly, Agria Corporation has instructed BNYM to wind down the ADR program. Each ADS holder is entitled to take possession of the two underlying ordinary shares for each ADS they own. BNYM will deliver the ordinary shares to the broker or other custody agent of the ADS holder. The ADS holder can also opt for physical delivery of the shares.

All Agria ADS holders are encouraged to contact the institution with custody of their ADS to arrange for the exchange to ordinary shares. Each brokerage will have its own policies and procedures; the company cannot offer advice on the specific policies of any institution. The election to exchange ADS for ordinary shares must be received before May 7, 2018.

After May 7, 2018, BNYM may attempt to sell any unclaimed underlying shares. If an ADS holder does not instruct their custodian to surrender their ADSs for delivery of the ordinary shares, the holder will be entitled, upon subsequent surrender of their ADSs, to receive the net proceeds of any sale of the underlying shares.

Holders should note that it is highly unlikely that BNYM will be able to sell the ordinary shares, due to a lack of public trading of the shares.

If BNYM is unable to sell any ordinary shares underlying any ADSs unclaimed by their holders, BNYM will continue to hold such underlying ordinary shares and holders will continue to be able to convert their ADSs for the underlying ordinary shares.

Agria also announced today that holders that surrender ADSs for delivery of ordinary shares will only be required to pay a cancellation fee of US$2.50 or less per 100 ADSs, instead of the previously announced US$5.00 or less per 100 ADSs. Additional fees include a US$17.50 cable fee, as well as any other taxes or governmental charges which may be owed, based on the shareholder jurisdiction.

About Agria Corporation

Agria is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

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